Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel (the “Company’s Registered Address”), on May 25, 2021, at 04:00 p.m. Israel time.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s financial statements for the year ended December 31, 2020;

2.	To approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation;

3.	To re-elect each of (a) Amit Dror, and (b) Roni Kleinfeld for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until their respective successors are duly elected and qualified;

4.	To authorize Mr. Yoav Stern, the Chief Executive Officer of the Company, to also serve as the Chairman of the Board of Directors of the Company for a term of three years from the date of the Meeting; and

5.	To approve a grant of options to the Company’s directors.

Our board of directors (the “Board of Directors”) unanimously recommends that you vote in favor of all proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on April 26, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of Proposals No. 1 (to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2021), 2 (to re-elect the Company Class I directors), and 4 (to approve grant of options to the Company’s directors) to be presented at the Meeting require a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting. Proposal No. 3 (to authorize Mr. Yoav Stern, the President and Chief Executive Officer of the Company, to also serve as the Chairman of the Board of Directors of the Company for a term of three years from the date of the Meeting) requires a Special Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders holding Ordinary Shares may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership that complies with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended, as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Ms. Yael Sandler, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their voting instruction card.

Sincerely,

Yoav Stern, On behalf of the Board of Directors

April 20, 2021

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 25, 2021

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 25, 2021, at 04:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, May 25, 2021, at 05:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals No. 1, 2, and 4 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Israeli Companies Law, Proposal No. 3 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

In accordance with the Israeli Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to Ms. Yael Sandler, e-mail address: yael@nano-di.com, no later than April 27, 2021. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than May 4, 2021, which will be furnished to the United States Securities and Exchange Commission (“SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2020 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2020, to the Company’s shareholders. The financial statements are available on the Company’s website at the following address:

https://investors.nano-di.com/financial-info

The contents of the Company’s website are not part of this proxy statement.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2020.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and authorized the Company’s Board of Directors to determine their compensation.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.”

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

RE-ELECTION OF THE COMPANY’S CLASS I DIRECTORS

Under the Israeli Companies Law and the Company’s Amended and Restated Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Amended and Restated Articles of Association provide that the Company may have at least three and not more than twelve directors.

The Company’s Board of Directors currently consists of eight directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and the Company’s Amended and Restated Articles of Association.

The Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Amit Dror and Roni Kleinfeld, whose current terms expire at the Meeting;

(ii)	The Company’s Class II directors are Dr. Eli David, Simon Anthony-Fried, Nira Poran and Oded Gera, whose current terms expire at the Company’s 2022 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(iii)	The Company’s Class III directors are Yaron Eitan, J. Christopher Moran and Yoav Stern, whose current terms expire at the Company’s 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors.

The Company’s Board of Directors has approved the nomination of each of The Company’s Class I directors, Mr. Dror and Mr. Kleinfeld, for re-election to The Company’s Board of Directors as a Class I director at the Meeting for a three-year term and recommends that shareholders re-elect each of Mr. Dror and Mr. Kleinfeld as a Class I director for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each nominee as a Class I director.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class I director if re-elected. Additionally, in accordance with the Israeli Companies Law, each of the nominees has certified to the Company that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of the nominees. In addition, the Board has determined that Mr. Kleinfeld is independent under the Nasdaq listing standards.

Subject to the re-appointment of Mr. Dror and Mr. Kleinfeld, they will continue to be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers insurance.

Set forth below is certain biographical information regarding the background and experience for Mr. Dror and Mr. Roni:

Mr. Amit Dror

Mr. Amit Dror served as the Company’s Chief Customer Satisfaction Officer since January 2020. Prior to that, Mr. Dror served as our Chief Executive Officer from August 2014 until January 2020. Mr. Dror has also served on our board of directors since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its chief executive officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Mr. Roni Kleinfeld

Mr. Roni Kleinfeld has served on the Company’s Board of Directors since November 2012. He has over 25 years of experience as a chief executive officer in public and private companies. He was the chief executive officer of Maariv Holdings Ltd. from 1993 to 2002, the chief executive officer of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv-Modiin Publishing House Ltd. from 2007 to 2010, and the chief executive officer of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (Nasdaq: EMITF) since May 2010, Elran Ltd. from July 2010 to November 2016, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. from 2012 to December 2016, White Smoke Ltd. since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015, and Luzon Group since January 2017. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Amit Dror and Mr. Roni Kleinfeld as Class I directors of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until they cease to serve in their office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The election of each director shall be voted upon separately.

The appointment of all Class I directors candidates, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 3

CHAIRMAN AND CEO CONCURRENT OFFICE

According to Sections 95(a) and 121(c) of the Israeli Companies Law, the chairman of the board of directors of a public company is permitted to serve also as the chief executive officer only if approved by the shareholders of the company. The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Stern has served as the Company’s President and Chief Executive Officer since January 2020 and was appointed as a director of the Company on March 10, 2021.

However, facing the Company’s growth and expansion of its business activity, the management sought to reinforce the Company’s senior executive team in order to enable it to lead a breadth of tactical as well as strategic activities. On April 7, 2021, the Company appointed a senior executive officer to serve as the Company’s President. The Company’s newly appointed President is reporting to the Company’s Chief Executive Officer, Mr. Yoav Stern.

Therefore, the Board of Directors believes that it is in the best interest of the Company to allow Mr. Stern to act as both the Chairman of the Board of Directors and the Company’s Chief Executive Officer considering, among others, Mr. Stern’s experience, leadership skills and familiarity with the Company’s business. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of the Board of Directors. Mr. Stern is not entitled to any additional compensation for his service as Chairman of the Board of Directors. Even if this matter is approved, Mr. Stern, if nominated as Chairman by the Board of Directors, will be required to stand for reelection as a director at the third annual general meeting of shareholders following his re-election where the Company’s Class III directors are voted upon.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to authorize Yoav Stern to serve as both the Company’s Chairman of the Board of Directors and Chief Executive Officer for a three-year term following the date of the Meeting.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether the shareholder has a personal interest in the proposed resolution. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Stern will be deemed to have a personal interest in this matter.

PROPOSAL 4

APPROVAL OF A GRANT OF OPTIONS TO THE COMPANY’S DIRECTORS

On March 8, 2021, the Compensation Committee, and on March 10, 2020, the Board of Directors approved and recommended to the Company’s shareholders to approve, a grant of options to the Company’s certain directors under the Company’s Employee Stock Option Plan (2015) (the “Option Plan”): Mr. Simon Anthony-Fried, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, Dr. Eli David and Ms. Nira Poran. On April 13, 2021, the Board of Directors appointed Mr. Oded Gera to the Board of Directors. On April 18, 2021, the Compensation Committee and the Board of Directors approved and recommended to the Company’s shareholders to approve, a grant of options to Mr. Gera under the Option Plan.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, represented by ADSs, to certain directors as follows:

Name	Title	#	Type
Yaron Eitan	Director	30,000	Options, exercise price - $9.33, average price of the last 10 trading days as of March 10, 2021
Roni Kleinfeld	Director	26,000	Options, exercise price- $9.33, average price of the last 10 trading days as of March 10, 2021
Simon Anthony-Fried	Director	26,000	Options, exercise price- $9.33, average price of the last 10 trading days as of March 10, 2021
Nira Poran	Director	16,000	Options, exercise price- $9.33, average price of the last 10 trading days as of March 10, 2021
Chris Moran	Director	13,000	Options, exercise price- $9.33, average price of the last 10 trading days as of March 10, 2021
Dr. Eli David	Director	10,000	Options, exercise price- $9.33, average price of the last 10 trading days as of March 10, 2021
Oded Gera	Director	10,000	Options, exercise price- $7.69, the average trading price of the last 10 days as of April 18, 2021

All of the above option grants are subject to standard three-year vesting under the Option Plan.

In making its recommendation with regard to the approval of the option grants, the Compensation Committee and the Board of Directors each have also considered, among others: (i) the factors included in the Company’s Amended and Restated Executive Officers Compensation Policy, including among others, the position, responsibilities, background and experience of the grantees; and (ii) that the option grants reflect a fair and reasonable value for the grantees’ services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, Dr. Eli David, Ms. Nira Poran and Mr. Oded Gera, options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 20, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 20, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel, on May 25, 2021, at 04:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

May 25, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To appoint Somekh Chaikin as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To re-appoint Mr. Amit Dror and Mr. Roni Kleinfeld as Class I directors of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election or until they cease to serve in their office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3.	To authorize Yoav Stern to serve as both the Company’s Chairman of the Board of Directors and Chief Executive Officer for a three-year term following the date of the Meeting.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in Proposal No. 3?*

A “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

“Personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

*	If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal No. 3.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3	☐	NO

4.	To grant Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, Dr. Eli David, Ms. Nira Poran and Mr. Oded Gera, options to purchase Ordinary Shares, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2021
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2021
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.